No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 9, 2020, Honda Motor Co., Ltd. filed its consolidated interim financial statements for the fiscal second quarter ended September 30, 2020 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 17, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

September 30, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Results

Overview of Operating Performance

The global economy, which had slowed down due to the spread of coronavirus disease 2019 (COVID-19), has been on a recovery track for the three months ended September 30, 2020. However, it has still affected Honda’s consolidated financial results for the six months ended September 30, 2020.

Resulting from travel restriction measures by government, Honda’s production bases in Japan and overseas were also affected by suspended or reduced production mainly due to restrictions on employees’ commute to the workplaces and delays in the supply of parts within the supply chain. Some dealers in Japan and overseas were obliged to suspend business, shorten business hours, or reduce services such as inspections and repairs. As of the date of this report, Honda has been gradually resuming its business activities and the impact of the above has been decreasing.

Honda’s consolidated sales revenue for the six months ended September 30, 2020 decreased by 25.2%, to ¥5,775.1 billion from the same period last year, due mainly to decreased sales revenue in all business operations. Operating profit decreased by 64.2%, to ¥169.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix, which was partially offset by decreased selling, general and administrative expenses. Profit before income taxes decreased by 53.0%, to ¥272.2 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 56.6%, to ¥160.0 billion from the same period last year.

Business Segments

Motorcycle Business

For the six months ended September 30, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020			Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020
			Change	%			Change	%
Motorcycle Business	10,019	6,322	(3,697)	(36.9)	6,542	4,244	(2,298)	(35.1)
Japan	112	109	(3)	(2.7)	112	109	(3)	(2.7)
North America	149	141	(8)	(5.4)	149	141	(8)	(5.4)
Europe	141	124	(17)	(12.1)	141	124	(17)	(12.1)
Asia	8,953	5,502	(3,451)	(38.5)	5,476	3,424	(2,052)	(37.5)
Other Regions	664	446	(218)	(32.8)	664	446	(218)	(32.8)

*

Honda Group Unit Sales is the total unit sales of completed motorcycle, ATV and side-by-side products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries.

Sales revenue from external customers decreased by 27.3%, to ¥767.3 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating profit decreased by 46.0%, to ¥79.6 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses.

Automobile Business

For the six months ended September 30, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales*				Consolidated Unit Sales*
	Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020			Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020
			Change	%			Change	%
Automobile Business	2,562	2,045	(517)	(20.2)	1,733	1,090	(643)	(37.1)
Japan	364	272	(92)	(25.3)	324	238	(86)	(26.5)
North America	928	619	(309)	(33.3)	928	619	(309)	(33.3)
Europe	68	50	(18)	(26.5)	68	50	(18)	(26.5)
Asia	1,094	1,054	(40)	(3.7)	305	133	(172)	(56.4)
Other Regions	108	50	(58)	(53.7)	108	50	(58)	(53.7)

*

Honda Group Unit Sales is the total unit sales of completed products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed products of Honda and its consolidated subsidiaries. Certain sales of automobiles that are financed with residual value type auto loans by our Japanese finance subsidiaries and sold through our consolidated subsidiaries are accounted for as operating leases in conformity with IFRS and are not included in consolidated sales revenue to the external customers in our Automobile business. Accordingly, they are not included in Consolidated Unit Sales, but are included in Honda Group Unit Sales of our Automobile business.

Sales revenue from external customers decreased by 29.9%, to ¥3,622.5 billion from the same period last year, due mainly to decreased consolidated unit sales. Operating loss was ¥70.5 billion, a decrease of ¥265.7 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses.

Financial Services Business

Sales revenue from external customers decreased by 7.9%, to ¥1,239.0 billion from the same period last year, due mainly to a decrease in revenues on disposition of lease vehicles. Operating profit increased by 24.7%, to ¥164.8 billion from the same period last year, due mainly to decreased selling, general and administrative expenses.

Life Creation and Other Businesses

For the six months ended September 30, 2019 and 2020

	Units (thousands)
	Honda Group Unit Sales / Consolidated Unit Sales*
	Six months ended Sep. 30, 2019	Six months ended Sep. 30, 2020
			Change	%
Life Creation Business	2,435	2,453	18	0.7
Japan	154	158	4	2.6
North America	1,109	1,171	62	5.6
Europe	352	346	(6)	(1.7)
Asia	693	640	(53)	(7.6)
Other Regions	127	138	11	8.7

*

Honda Group Unit Sales is the total unit sales of completed power products of Honda, its consolidated subsidiaries and its affiliates and joint ventures accounted for using the equity method. Consolidated Unit Sales is the total unit sales of completed power products corresponding to consolidated sales revenue to external customers, which consists of unit sales of completed power products of Honda and its consolidated subsidiaries. In Life creation business, there is no discrepancy between Honda Group Unit Sales and Consolidated Unit Sales since no affiliate and joint venture accounted for using the equity method were involved in the sale of Honda power products.

Sales revenue from external customers decreased by 6.4%, to ¥146.1 billion from the same period last year, due mainly to decreased sales revenue in Other businesses. Operating loss was ¥4.7 billion, an increase of ¥2.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales volume and model mix, which was partially offset by decreased selling, general and administrative expenses. In addition, operating loss of aircraft and aircraft engines included in the Life creation and other businesses was ¥15.3 billion, an improvement of ¥3.0 billion from the same period last year.

Cash Flows

Consolidated cash and cash equivalents on September 30, 2020 increased by ¥292.9 billion from March 31, 2020, to ¥2,965.3 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to ¥501.8 billion of cash inflows. Cash inflows from operating activities increased by ¥91.9 billion from the same period last year, due mainly to decreased payments for parts and raw materials, which was partially offset by decreased cash received from customers.

Net cash used in investing activities amounted to ¥303.2 billion of cash outflows. Cash outflows from investing activities decreased by ¥72.3 billion from the same period last year, due mainly to a decrease in payments for acquisitions of other financial assets as well as for additions to property, plant and equipment.

Net cash provided by financing activities amounted to ¥124.1 billion of cash inflows. Cash inflows from financing activities increased by ¥258.3 billion from the same period last year, due mainly to increased proceeds from financing liabilities.

Research and Development

The changes in research and development activities by Honda and its subsidiaries for the six months ended September 30, 2020 are as follows:

Honda and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. were integrated and Honda merged with Honda Engineering Co., Ltd., with an aim to transition from the current structure where sales, manufacturing, development and procurement divisions operate independently to a new structure where each process of planning and concept making, development, launch and mass-production of a new product are coordinated closely. In addition, the Innovative Research Excellence – Power Unit & Energy center and the Design center were newly established in Honda R&D Co., Ltd. In the area of power unit technologies, which is a source of Honda’s competitive strength, the Innovative Research Excellence – Power Unit & Energy center will fully demonstrate the strengths of Honda as a company that has a broad range of technologies and strive to increase the value of its product for the future with integration of research and development functions for power unit and energy technologies for motorcycles, automobiles, power products and business jets. The Design center will strengthen the consistent Honda brand across products with integration of design functions for products of motorcycles, automobiles and life creation as well.

Employees

The number of employees of Honda as of September 30, 2020 increased by 10,934, to 36,313 from March 31, 2020, due mainly to the integration of Honda and the automobile product development division excluding the design function etc. of Honda R&D Co., Ltd. and the merger with Honda Engineering Co., Ltd. by Honda in Automobile business. There was no significant changes in the total number of employees of Honda and its subsidiaries for the six months ended September 30, 2020.

Unit Production and Sales

Unit production and sales in Honda and its subsidiaries for the six months ended September 30, 2020 in Motorcycle business and Automobile business decreased significantly from the same period last year. In addition, unit production in Life creation business decreased significantly from the same period last year. The decreased unit production in each segment was due to suspended or reduced production in Honda’s production bases in Japan and overseas resulted from the spread of COVID-19. For an increase or decrease in unit sales in each segment, see “Business Segment” in “Consolidated Financial Results”.

Plans for Capital Expenditures for Fiscal Year 2021

There is no decision relating to plans for significant capital expenditures for the six months ended September 30, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Financial Position

March 31, 2020 and September 30, 2020

		Yen (millions)
Assets	Note	March 31, 2020	September 30, 2020
		unaudited	unaudited
Current assets:
Cash and cash equivalents		¥2,672,353	¥2,965,334
Trade receivables		633,909	687,819
Receivables from financial services		1,878,358	1,657,479
Other financial assets		190,053	84,851
Inventories		1,560,568	1,509,539
Other current assets		365,769	314,314

Total current assets		7,301,010	7,219,336

Non-current assets:
Investments accounted for using the equity method		655,475	742,411
Receivables from financial services		3,282,807	3,335,679
Other financial assets		441,724	552,548
Equipment on operating leases	5	4,626,063	4,617,641
Property, plant and equipment	6	3,051,704	2,941,425
Intangible assets		760,434	790,660
Deferred tax assets		132,553	80,184
Other non-current assets		209,695	217,289

Total non-current assets		13,160,455	13,277,837

Total assets		¥20,461,465	¥20,497,173

		Yen (millions)
Liabilities and Equity	Note	March 31, 2020	September 30, 2020
		unaudited	unaudited
Current liabilities:
Trade payables		¥958,469	¥981,681
Financing liabilities		3,248,457	3,117,968
Accrued expenses		449,716	390,999
Other financial liabilities		209,065	198,113
Income taxes payable		43,759	42,642
Provisions	7	287,175	280,822
Other current liabilities		593,447	558,345

Total current liabilities		5,790,088	5,570,570

Non-current liabilities:
Financing liabilities		4,221,229	4,521,631
Other financial liabilities		303,570	286,409
Retirement benefit liabilities		578,909	600,544
Provisions	7	238,439	209,625
Deferred tax liabilities		698,868	670,193
Other non-current liabilities		344,339	344,232

Total non-current liabilities		6,385,354	6,632,634

Total liabilities		12,175,442	12,203,204

Equity:
Common stock		86,067	86,067
Capital surplus		171,823	171,918
Treasury stock		(273,940)	(273,818)
Retained earnings		8,142,948	8,235,636
Other components of equity		(114,639)	(177,354)

Equity attributable to owners of the parent		8,012,259	8,042,449
Non-controlling interests		273,764	251,520

Total equity		8,286,023	8,293,969

Total liabilities and equity		¥20,461,465	¥20,497,173

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the six months ended September 30, 2019 and 2020

		Yen (millions)
	Note	September 30, 2019	September 30, 2020
		unaudited	unaudited
Sales revenue	8	¥7,725,356	¥5,775,144

Operating costs and expenses:
Cost of sales		(6,123,574)	(4,653,557)
Selling, general and administrative		(783,943)	(623,192)
Research and development		(345,234)	(329,130)

Total operating costs and expenses		(7,252,751)	(5,605,879)

Operating profit		472,605	169,265

Share of profit of investments accounted for using the equity method		108,179	102,296

Finance income and finance costs:
Interest income		26,260	8,877
Interest expense		(7,595)	(6,549)
Other, net		(20,014)	(1,605)

Total finance income and finance costs		(1,349)	723

Profit before income taxes		579,435	272,284

Income tax expense		(179,670)	(99,715)

Profit for the period		¥399,765	¥172,569

Profit for the period attributable to:
Owners of the parent		368,856	160,051
Non-controlling interests		30,909	12,518

		Yen
		September 30, 2019	September 30, 2020
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥209.63	¥92.70

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2019 and 2020

		Yen (millions)
	Note	September 30, 2019	September 30, 2020
		unaudited	unaudited
Profit for the period		¥399,765	¥172,569

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(4,693)	18,246
Share of other comprehensive income of investments accounted for using the equity method		(604)	(427)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		164	114
Exchange differences on translating foreign operations		(167,710)	(77,590)
Share of other comprehensive income of investments accounted for using the equity method		(31,571)	475

Total other comprehensive income, net of tax		(204,414)	(59,182)

Comprehensive income for the period		¥195,351	¥113,387

Comprehensive income for the period attributable to:
Owners of the parent		173,092	97,336
Non-controlling interests		22,259	16,051

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Income

For the three months ended September 30, 2019 and 2020

		Yen (millions)
	Note	September 30, 2019	September 30, 2020
		unaudited	unaudited
Sales revenue	8	¥3,729,103	¥3,651,369

Operating costs and expenses:
Cost of sales		(2,957,091)	(2,884,258)
Selling, general and administrative		(376,494)	(317,939)
Research and development		(175,382)	(166,216)

Total operating costs and expenses		(3,508,967)	(3,368,413)

Operating profit		220,136	282,956

Share of profit of investments accounted for using the equity method		63,949	62,302

Finance income and finance costs:
Interest income		12,065	4,282
Interest expense		(4,000)	(4,716)
Other, net		(2,526)	893

Total finance income and finance costs		5,539	459

Profit before income taxes		289,624	345,717

Income tax expense		(79,451)	(93,169)

Profit for the period		¥210,173	¥252,548

Profit for the period attributable to:
Owners of the parent		196,554	240,922
Non-controlling interests		13,619	11,626

		Yen
		September 30, 2019	September 30, 2020
Earnings per share attributable to owners of the parent
Basic and diluted	11	¥111.70	¥139.53

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2019 and 2020

		Yen (millions)
	Note	September 30, 2019	September 30, 2020
		unaudited	unaudited
Profit for the period		¥210,173	¥252,548

Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans		—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		1,655	14,037
Share of other comprehensive income of investments accounted for using the equity method		221	(956)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		54	58
Exchange differences on translating foreign operations		(38,492)	(86,409)
Share of other comprehensive income of investments accounted for using the equity method		(17,312)	5,668

Total other comprehensive income, net of tax		(53,874)	(67,602)

Comprehensive income for the period		¥156,299	¥184,946

Comprehensive income for the period attributable to:
Owners of the parent		144,815	177,103
Non-controlling interests		11,484	7,843

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2019 and 2020

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2019 (unaudited)		¥86,067	¥171,460	¥(177,827)	¥7,973,637	¥214,383	¥8,267,720	¥298,070	¥8,565,790

Comprehensive income for the period
Profit for the period					368,856		368,856	30,909	399,765
Other comprehensive income, net of tax						(195,764)	(195,764)	(8,650)	(204,414)

Total comprehensive income for the period					368,856	(195,764)	173,092	22,259	195,351
Reclassification to retained earnings					146	(146)	—		—
Transactions with owners and other
Dividends paid	12				(98,575)		(98,575)	(51,155)	(149,730)
Purchases of treasury stock				(4)			(4)		(4)
Disposal of treasury stock				79			79		79
Share-based payment transactions			204				204		204

Total transactions with owners and other			204	75	(98,575)		(98,296)	(51,155)	(149,451)

Other changes					(1,493)		(1,493)		(1,493)

Balance as of September 30, 2019 (unaudited)		¥86,067	¥171,664	¥(177,752)	¥8,242,571	¥18,473	¥8,341,023	¥269,174	¥8,610,197

		Yen (millions)
		Equity attributable to owners of the parent
	Note	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total	Non-controlling interests	Total equity
Balance as of April 1, 2020 (unaudited)		¥86,067	¥171,823	¥(273,940)	¥8,142,948	¥(114,639)	¥8,012,259	¥273,764	¥8,286,023

Comprehensive income for the period
Profit for the period					160,051		160,051	12,518	172,569
Other comprehensive income, net of tax						(62,715)	(62,715)	3,533	(59,182)

Total comprehensive income for the period					160,051	(62,715)	97,336	16,051	113,387
Transactions with owners and other
Dividends paid	12				(67,363)		(67,363)	(40,546)	(107,909)
Purchases of treasury stock				(2)			(2)		(2)
Disposal of treasury stock				124			124		124
Share-based payment transactions			95				95		95
Equity transactions and others								2,251	2,251

Total transactions with owners and other			95	122	(67,363)		(67,146)	(38,295)	(105,441)

Balance as of September 30, 2020 (unaudited)		¥86,067	¥171,918	¥(273,818)	¥8,235,636	¥(177,354)	¥8,042,449	¥251,520	¥8,293,969

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2019 and 2020

		Yen (millions)
	Note	September 30, 2019	September 30, 2020
		unaudited	unaudited
Cash flows from operating activities:
Profit before income taxes		¥579,435	¥272,284
Depreciation, amortization and impairment losses excluding equipment on operating leases		327,903	294,284
Share of profit of investments accounted for using the equity method		(108,179)	(102,296)
Finance income and finance costs, net		(37,602)	34,301
Interest income and interest costs from financial services, net		(64,586)	(63,235)
Changes in assets and liabilities
Trade receivables		72,277	(47,843)
Inventories		(102,759)	32,367
Trade payables		(78,278)	63,257
Accrued expenses		(58,310)	(58,255)
Provisions and retirement benefit liabilities		(26,074)	5,204
Receivables from financial services		47,293	83,385
Equipment on operating leases		(173,982)	(65,320)
Other assets and liabilities		(12,447)	(72,394)
Other, net		(550)	164
Dividends received		85,621	115,444
Interest received		145,241	118,369
Interest paid		(78,768)	(60,381)
Income taxes paid, net of refunds		(106,284)	(47,446)

Net cash provided by operating activities		409,951	501,889

Cash flows from investing activities:
Payments for additions to property, plant and equipment		(153,354)	(141,869)
Payments for additions to and internally developed intangible assets		(111,292)	(111,093)
Proceeds from sales of property, plant and equipment and intangible assets		8,668	4,739
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired		(3,047)	2,230
Payments for acquisitions of investments accounted for using the equity method		(2,401)	(2,450)
Payments for acquisitions of other financial assets		(197,620)	(135,492)
Proceeds from sales and redemptions of other financial assets		84,874	80,690
Other, net		(1,404)	—

Net cash used in investing activities		(375,576)	(303,245)
Cash flows from financing activities:
Proceeds from short-term financing liabilities		4,123,201	4,809,435
Repayments of short-term financing liabilities		(4,268,863)	(4,764,780)
Proceeds from long-term financing liabilities		967,835	1,111,588
Repayments of long-term financing liabilities		(785,267)	(907,621)
Dividends paid to owners of the parent		(98,575)	(67,363)
Dividends paid to non-controlling interests		(36,377)	(26,610)
Purchases and sales of treasury stock, net		75	122
Repayments of lease liabilities		(36,255)	(30,083)
Other, net		—	(553)

Net cash provided by (used in) financing activities		(134,226)	124,135

Effect of exchange rate changes on cash and cash equivalents		(59,303)	(29,798)

Net change in cash and cash equivalents		(159,154)	292,981

Cash and cash equivalents at beginning of year		2,494,121	2,672,353

Cash and cash equivalents at end of period		¥2,334,967	¥2,965,334

See accompanying notes to condensed consolidated interim financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(1) Reporting Entity

Honda Motor Co., Ltd. (the “Company”) is a public company domiciled in Japan. The Company and its subsidiaries (collectively “Honda”) develop, manufacture and distribute motorcycles, automobiles, power products and others throughout the world, and also provide financial services to customers and dealers for the sale of those products. Principal manufacturing facilities are located in Japan, the United States of America, Canada, Mexico, the United Kingdom, Turkey, Italy, France, China, India, Indonesia, Malaysia, Thailand, Vietnam, Argentina and Brazil.

(2) Basis of Preparation

 (a) Compliance with Interim Financial Reporting Standards

The condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated interim financial statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended March 31, 2020, since the condensed consolidated interim financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

 (b) Functional Currency and Presentation Currency

The condensed consolidated interim financial statements are presented in Japanese yen, which is the functional currency of the Company. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated.

 (c) Use of Estimates and Judgments

The preparation of condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The condensed consolidated interim financial statements are prepared based on the same judgments and estimations as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2020.

(3) Summary of Significant Accounting Policies

The condensed consolidated interim financial statements are prepared based on the same accounting policies as those applied and described in the Company’s consolidated financial statements for the fiscal year ended March 31, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(4) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

   (a) Segment Information

Segment information as of and for the six months ended September 30, 2019 and 2020 is as follows:

As of and for the six months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,055,543	¥5,167,970	¥1,345,634	¥156,209	¥7,725,356	¥—	¥7,725,356
Intersegment	—	113,050	7,156	10,846	131,052	(131,052)	—

Total	1,055,543	5,281,020	1,352,790	167,055	7,856,408	(131,052)	7,725,356

Segment profit (loss)	¥147,655	¥195,293	¥132,162	¥(2,505)	¥472,605	¥—	¥472,605

Segment assets	¥1,473,282	¥7,903,911	¥10,131,384	¥336,266	¥19,844,843	¥476,146	¥20,320,989
Depreciation and amortization	32,563	283,570	406,833	7,146	730,112	—	730,112
Capital expenditures	30,698	207,122	1,193,874	7,190	1,438,884	—	1,438,884

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

As of and for the six months ended September 30, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥767,316	¥3,622,538	¥1,239,092	¥146,198	¥5,775,144	¥—	¥5,775,144
Intersegment	—	100,284	6,423	8,836	115,543	(115,543)	—

Total	767,316	3,722,822	1,245,515	155,034	5,890,687	(115,543)	5,775,144

Segment profit (loss)	¥79,664	¥(70,503)	¥164,866	¥(4,762)	¥169,265	¥—	¥169,265

Segment assets	¥1,424,352	¥7,706,715	¥10,234,914	¥348,192	¥19,714,173	¥783,000	¥20,497,173
Depreciation and amortization	34,360	249,667	412,027	7,599	703,653	—	703,653
Capital expenditures	18,925	210,914	965,857	4,501	1,200,197	—	1,200,197
Segment information for the three months ended September 30, 2019 and 2020 is as follows: For the three months ended September 30, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥522,525	¥2,473,492	¥657,233	¥75,853	¥3,729,103	¥—	¥3,729,103
Intersegment	—	57,388	3,532	5,958	66,878	(66,878)	—

Total	522,525	2,530,880	660,765	81,811	3,795,981	(66,878)	3,729,103

Segment profit (loss)	¥77,782	¥74,918	¥66,380	¥1,056	¥220,136	¥—	¥220,136

For the three months ended September 30, 2020
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥493,094	¥2,412,615	¥663,258	¥82,402	¥3,651,369	¥—	¥3,651,369
Intersegment	—	54,484	3,255	4,395	62,134	(62,134)	—

Total	493,094	2,467,099	666,513	86,797	3,713,503	(62,134)	3,651,369

Segment profit (loss)	¥68,462	¥125,385	¥93,298	¥(4,189)	¥282,956	¥—	¥282,956

Explanatory notes:

1.

Segment profit (loss) of each segment is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.

Segment assets of each segment are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

4.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2019 and 2020 amounted to ¥751,369 million and ¥1,038,671 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

   (b) Supplemental Geographical Information

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,212,399	¥4,184,239	¥291,376	¥1,677,663	¥359,679	¥7,725,356	¥—	¥7,725,356
Inter-geographic areas	1,080,995	197,596	101,358	339,309	3,650	1,722,908	(1,722,908)	—

Total	2,293,394	4,381,835	392,734	2,016,972	363,329	9,448,264	(1,722,908)	7,725,356

Operating profit (loss)	¥81,200	¥178,981	¥9,803	¥186,278	¥8,425	¥464,687	¥7,918	¥472,605

Assets	¥4,731,555	¥11,201,065	¥618,461	¥2,972,541	¥589,213	¥20,112,835	¥208,154	¥20,320,989
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥2,969,630	¥4,712,010	¥90,759	¥664,300	¥127,616	¥8,564,315	¥—	¥8,564,315

As of and for the six months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥1,000,257	¥3,131,740	¥236,291	¥1,231,944	¥174,912	¥5,775,144	¥—	¥5,775,144
Inter-geographic areas	671,172	171,326	62,830	193,489	2,622	1,101,439	(1,101,439)	—

Total	1,671,429	3,303,066	299,121	1,425,433	177,534	6,876,583	(1,101,439)	5,775,144

Operating profit (loss)	¥(75,077)	¥119,316	¥11,238	¥90,937	¥2,074	¥148,488	¥20,777	¥169,265

Assets	¥4,728,606	¥11,296,663	¥651,703	¥2,948,224	¥458,061	¥20,083,257	¥413,916	¥20,497,173
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	¥3,027,858	¥4,659,373	¥59,496	¥645,196	¥106,292	¥8,498,215	¥—	¥8,498,215

For the three months ended September 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥618,099	¥1,971,113	¥135,984	¥833,561	¥170,346	¥3,729,103	¥—	¥3,729,103
Inter-geographic areas	524,540	94,677	50,520	164,146	1,707	835,590	(835,590)	—

Total	1,142,639	2,065,790	186,504	997,707	172,053	4,564,693	(835,590)	3,729,103

Operating profit (loss)	¥44,528	¥76,280	¥7,203	¥88,317	¥(54)	¥216,274	¥3,862	¥220,136

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2020

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	¥528,807	¥2,070,051	¥145,663	¥787,627	¥119,221	¥3,651,369	¥—	¥3,651,369
Inter-geographic areas	375,442	92,510	48,721	103,815	2,098	622,586	(622,586)	—

Total	904,249	2,162,561	194,384	891,442	121,319	4,273,955	(622,586)	3,651,369

Operating profit (loss)	¥(13,143)	¥197,202	¥6,384	¥67,634	¥7,650	¥265,727	¥17,229	¥282,956

Explanatory notes:

1.	Major countries in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.

Operating profit (loss) of each geographical region is measured in a consistent manner with consolidated operating profit, which is profit before income taxes before share of profit of investments accounted for using the equity method and finance income and finance costs.

3.	Assets of each geographical region are defined as total assets including investments accounted for using the equity method, derivatives, and deferred tax assets.

4.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2019 and 2020 amounted to ¥751,369 million and ¥1,038,671 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

(5) Equipment on Operating Leases

The additions to equipment on operating leases for the six months ended September 30, 2019 and 2020 are ¥1,192,102 million and ¥963,869 million, respectively.

The sales or disposals of equipment on operating leases for the six months ended September 30, 2019 and 2020 are ¥604,426 million and ¥489,592 million, respectively.

(6) Property, Plant and Equipment

The additions to property, plant and equipment for the six months ended September 30, 2019 and 2020 are ¥164,485 million and ¥147,501 million, respectively.

The sales or disposals of property, plant and equipment for the six months ended September 30, 2019 and 2020 are ¥19,982 million and ¥18,987 million, respectively.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(7) Provisions

The components of and changes in provisions for the six months ended September 30, 2020 are as follows:

	Yen (millions)
	Product warranties*	Other	Total
Balance as of April 1, 2020	¥380,689	¥144,925	¥525,614

Provision	¥78,339	¥7,386	¥85,725
Write-offs	(81,952)	(26,090)	(108,042)
Reversal	(3,893)	(3,213)	(7,106)
Exchange differences on translating foreign operations	(4,230)	(1,514)	(5,744)

Balance as of September 30, 2020	¥368,953	¥121,494	¥490,447

Current liabilities and non-current liabilities of provisions as of March 31, 2020 and September 30, 2020 are as follows:

	Yen (millions)
	As of March 31, 2020	As of September 30, 2020
Current liabilities	¥287,175	¥280,822
Non-current liabilities	238,439	209,625

Total	¥525,614	¥490,447

Explanatory notes:

*

Honda recognizes provisions for product warranties to cover future product warranty expenses. Honda recognizes costs for general warranties on products Honda sells and for specific warranty programs, including product recalls. Honda recognizes general estimated warranty costs at the time products are sold to customers. Honda also recognizes specific estimated warranty program costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. These provisions are estimated based on historical warranty claim experience with consideration given to the expected level of future warranty costs as well as current information on repair costs. Provision for product warranties are utilized for expenditures based on the demand from customers and dealers.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(8) Sales Revenue

As stated in Note 4, Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses.

The sales revenue disaggregated by geographical markets based on the location of the customer and the reconciliation of the disaggregated revenue with the four reportable segments for the six months ended September 30, 2019 and 2020 are as follows:

For the six months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥41,338	¥802,599	¥59,261	¥39,437	¥942,635
North America	98,758	2,869,314	618,888	65,051	3,652,011
Europe	80,771	183,158	—	24,109	288,038
Asia	679,064	1,089,524	9	20,264	1,788,861
Other Regions	154,363	222,158	—	7,063	383,584

Total	¥1,054,294	¥5,166,753	¥678,158	¥155,924	¥7,055,129

Revenue arising from the other sources*	1,249	1,217	667,476	285	670,227

Total	¥1,055,543	¥5,167,970	¥1,345,634	¥156,209	¥7,725,356

For the six months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥43,972	¥601,421	¥61,324	¥24,343	¥731,060
North America	95,114	1,929,784	521,421	66,332	2,612,651
Europe	71,101	136,857	—	25,702	233,660
Asia	467,239	851,270	1	22,468	1,340,978
Other Regions	88,338	94,872	—	7,228	190,438

Total	¥765,764	¥3,614,204	¥582,746	¥146,073	¥5,108,787

Revenue arising from the other sources*	1,552	8,334	656,346	125	666,357

Total	¥767,316	¥3,622,538	¥1,239,092	¥146,198	¥5,775,144

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the three months ended September 30, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥22,848	¥408,847	¥30,266	¥19,743	¥481,704
North America	50,024	1,331,668	293,324	31,220	1,706,236
Europe	32,949	90,749	—	10,632	134,330
Asia	340,864	539,646	6	10,199	890,715
Other Regions	74,592	101,980	—	3,774	180,346

Total	¥521,277	¥2,472,890	¥323,596	¥75,568	¥3,393,331

Revenue arising from the other sources*	1,248	602	333,637	285	335,772

Total	¥522,525	¥2,473,492	¥657,233	¥75,853	¥3,729,103

For the three months ended September 30, 2020

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Total
Revenue arising from Contracts with Customers
Japan	¥24,619	¥317,343	¥29,780	¥14,022	¥385,764
North America	49,609	1,420,034	303,671	37,393	1,810,707
Europe	36,334	94,248	—	13,774	144,356
Asia	320,614	513,396	—	12,787	846,797
Other Regions	61,255	64,182	—	4,349	129,786

Total	¥492,431	¥2,409,203	¥333,451	¥82,325	¥3,317,410

Revenue arising from the other sources*	663	3,412	329,807	77	333,959

Total	¥493,094	¥2,412,615	¥663,258	¥82,402	¥3,651,369

Explanatory notes:

*	Revenue arising from the other sources primarily includes lease revenues recognized under IFRS 16 and interest recognized under IFRS 9.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(9) Fair Value

 (a) Definition of Fair Value Hierarchy

Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety. Honda recognizes the transfers between the levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

 (b) Method of Fair Value Measurement

The fair values of assets and liabilities are determined based on relevant market information and through the use of an appropriate valuation method.

The measurement methods and assumptions used in the measurement of assets and liabilities are as follows:

 (Cash and cash equivalents, trade receivables and trade payables)

The fair values approximate their carrying amounts due to their short-term maturities.

 (Receivables from financial services)

The fair value of receivables from financial services is measured primarily by discounting future cash flows using the current interest rates applicable for these receivables of similar remaining maturities. Fair value measurement for receivables from financial services is classified as Level 3.

 (Debt securities)

Debt securities consist mainly of mutual funds, corporate bonds, local bonds and auction rate securities.

The fair value of mutual funds with an active market is measured by using quoted market prices. Fair value measurement for mutual funds with an active market is classified as Level 1.

The fair values of corporate bonds and local bonds are measured based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurements for corporate bonds and local bonds are classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

The subsidiary’s auction rate securities are A to AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and the United States government, and guaranteed at approximately 95% by the United States government. To measure fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

 (Equity securities)

The fair value of equity securities with an active market is measured by using quoted market prices. Fair value measurement for equity securities with an active market is classified as Level 1.

The fair value of equity securities with no active market is measured mainly by using the comparable company valuation method and other appropriate valuation methods. Fair value measurement for equity securities with no active market is classified as Level 3. In addition, in the case that cost represents the best estimate of fair value, fair value for the equity securities with no active market is measured at cost.

Price book-value ratio (PBR) of a comparable company are used as a significant unobservable input in the fair value measurement of equity securities classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rise (decline). Such fair value measurements are conducted in accordance with the group accounting policy approved by the appropriate person of authority and based upon valuation methods determined by personnel in accounting divisions of Honda.

 (Derivatives)

Derivatives consist mainly of foreign currency forward exchange contracts, foreign currency option contracts, currency swap agreements and interest rate swap agreements.

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are measured by using market observable inputs such as spot exchange rates, discount rates and implied volatility. The fair values of currency swap agreements and interest rate swap agreements are measured by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these derivatives are classified as Level 2.

The credit risk of the counterparties is considered in the valuation of derivatives.

 (Financing liabilities)

The fair value of financing liabilities is measured by discounting future cash flows using interest rates currently available for liabilities of similar terms and remaining maturities. Fair value measurement of financing liabilities is mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(c) Assets and Liabilities Measured at Fair Value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis as of March 31, 2020 and September 30, 2020 consist of the following:

	Yen (millions)
As of March 31, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥19,215	¥—	¥19,215
Interest rate instruments	—	76,589	—	76,589

Total	—	95,804	—	95,804

Debt securities	18,175	34,949	5,224	58,348
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	9,069	—	9,069
Equity securities	78,493	—	99,508	178,001

Total	¥96,668	¥139,822	¥104,732	¥341,222

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥24,834	¥—	¥24,834
Interest rate instruments	—	90,334	—	90,334

Total	—	115,168	—	115,168

Total	¥—	¥115,168	¥—	¥115,168

There were no transfers between Level 1 and Level 2 for the year ended March 31, 2020.
	Yen (millions)
As of September 30, 2020	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥40,509	¥—	¥40,509
Interest rate instruments	—	75,493	—	75,493

Total	—	116,002	—	116,002

Debt securities	21,583	34,795	5,078	61,456
Financial assets measured at fair value through other comprehensive income:
Debt securities	—	10,217	—	10,217
Equity securities	163,634	—	97,984	261,618

Total	¥185,217	¥161,014	¥103,062	¥449,293

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss:
Derivatives
Foreign exchange instruments	¥—	¥12,909	¥—	¥12,909
Interest rate instruments	—	80,809	—	80,809

Total	—	93,718	—	93,718

Total	¥—	¥93,718	¥—	¥93,718

There were no transfers between Level 1 and Level 2 for the six months ended September 30, 2020.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

There were no significant effects of the measurements on profit or loss or other comprehensive income in Level 3 assets and liabilities measured at fair value on a recurring basis for the six months ended September 30, 2020.

(d) Financial Assets and Financial Liabilities measured at amortized cost

The carrying amounts and fair values of financial assets and financial liabilities measured at amortized cost as of March 31, 2020 and September 30, 2020 are as follows:

	Yen (millions)
	As of March 31, 2020		As of September 30, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from financial services	¥5,161,165	¥5,173,553	¥4,993,158	¥5,109,829
Debt securities	62,204	62,210	59,773	59,773
Financing liabilities	7,469,686	7,408,800	7,639,599	7,758,245

The table does not include financial assets and financial liabilities measured at amortized cost whose fair values approximate their carrying amounts.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(10) Contingent Liabilities

Claims and Lawsuits

Honda is subject to potential liability under various lawsuits and claims. Honda recognizes a provision for loss contingencies when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recognized for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and provision. Punitive damages are claimed in certain of these lawsuits.

After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position or results of operations.

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(11) Earnings Per Share

Earnings per share attributable to owners of the parent for the six months ended September 30, 2019 and 2020 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the six months ended September 30, 2019 and 2020.

	2019	2020
Profit for the period attributable to owners of the parent (millions of yen)	¥368,856	¥160,051
Weighted average number of common shares outstanding, basic (shares)	1,759,573,981	1,726,630,501
Basic earnings per share attributable to owners of the parent (yen)	¥209.63	¥92.70

Earnings per share attributable to owners of the parent for the three months ended September 30, 2019 and 2020 are calculated based on the following information. There were no significant dilutive potential common shares outstanding for the three months ended September 30, 2019 and 2020.

	2019	2020
Profit for the period attributable to owners of the parent (millions of yen)	¥196,554	¥240,922
Weighted average number of common shares outstanding, basic (shares)	1,759,583,612	1,726,646,038
Basic earnings per share attributable to owners of the parent (yen)	¥111.70	¥139.53

(12) Dividend

(a) Dividend payout

For the six months ended September 30, 2019

Resolution	The Board of Directors Meeting on May 8, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	March 31, 2019
Effective date	June 3, 2019

Resolution	The Board of Directors Meeting on August 2, 2019
Type of shares	Common shares
Total amount of dividends (millions of yen)	49,287
Dividend per share (yen)	28.00
Record date	June 30, 2019
Effective date	August 30, 2019

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

For the six months ended September 30, 2020

Resolution	The Board of Directors Meeting on May 12, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	48,363
Dividend per share (yen)	28.00
Record date	March 31, 2020
Effective date	June 3, 2020

Resolution	The Board of Directors Meeting on August 5, 2020
Type of shares	Common shares
Total amount of dividends (millions of yen)	18,999
Dividend per share (yen)	11.00
Record date	June 30, 2020
Effective date	September 4, 2020

(b) Dividends payable of which record date was in the six months ended September 30, 2020, effective after the period

Resolution	The Board of Directors Meeting on November 6, 2020
Type of shares	Common shares
Resource for dividend	Retained earnings
Total amount of dividends (millions of yen)	32,818
Dividend per share (yen)	19.00
Record date	September 30, 2020
Effective date	December 2, 2020

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

(13) Subsequent Event

 The result of the tender offers

At the Board of Directors Meeting held on October 30, 2019, Honda has determined to conduct tender offers (the “Tender Offers”) targeting our affiliates accounted for using the equity method which are Keihin Corporation, Showa Corporation and Nissin Kogyo Co., Ltd. (collectively, the “Target Companies”), to obtain all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies). Honda conducted the Tender Offers from September 2, 2020 to October 15, 2020. As a result of the Tender Offers, Honda conducted purchase of all of the Target Companies Shares tendered for the Tender Offers (the “Tendered Shares”) since the total number of the Tendered Shares is the same as or more than the minimum number of shares to be purchased.

 (a) Overview of the Target Companies

Name	Description of Business Activities
Keihin Corporation	Manufacturing and sales of components for motorcycles and automobiles
Showa Corporation	Manufacturing and sales of components for motorcycles and automobiles and components for boats
Nissin Kogyo Co., Ltd.	Manufacture and sale of brake equipment for motorcycles and automobiles and aluminum products, etc.

 (b) Tender offer period

From September 2, 2020 to October 15, 2020

 (c) Tender offer price

Name	Tender Offer Price
Keihin Corporation	2,600 yen per share of common stock
Showa Corporation	2,300 yen per share of common stock
Nissin Kogyo Co., Ltd.	2,250 yen per share of common stock

 (d) Number of shares purchased through the Tender Offers

Name	Class of Shares	Number of Shares Purchased Through the Tender Offers
Keihin Corporation	Common stock	38,617,812 shares
Showa Corporation	Common stock	44,542,441 shares
Nissin Kogyo Co., Ltd.	Common stock	37,457,221 shares

 (e) Ownership ratio of shares after the purchase

Name	Ownership Ratio of Shares Before the Purchase	Ownership Ratio of Shares After the Purchase
Keihin Corporation	41.35%	93.57%
Showa Corporation	33.50%	92.13%
Nissin Kogyo Co., Ltd.	34.86%	92.44%

Explanatory notes:

1.

For the purpose of calculating the “Ownership Ratio of Shares,” the number of voting rights pertaining to the number of shares obtained by deducting (a) from (b) was used as the denominator, wherein (a) is the number of treasury shares owned by the Target Company as of June 30, 2020, and (b) is the total number of issued shares as of the same date.

2.	With regard to the “Ownership Ratio of Shares,” any fraction is rounded off to two decimal places.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Condensed Consolidated Interim Financial Statements

 (f) Future prospects

As a result of the Tender Offers, Honda has initiated procedures in order to obtain all of the common shares of the Target Companies (excluding the common shares of the Target Companies owned by Honda and treasury shares owned by the Target Companies) pursuant to the provisions of Article 179 of the Company Law of Japan.

After Honda obtained all of the common shares of the Target Companies, in accordance with the basic contract agreed between Hitachi, Ltd., Hitachi Automotive Systems, Ltd. (a consolidated subsidiary of Hitachi, Ltd.), the Target Companies and Honda on October 30, 2019 to conduct a management integration, Honda and Hitachi, Ltd. will conduct the absorption-type merger in which Hitachi Automotive Systems, Ltd. will be the surviving company, and the Target Companies will be the disappearing companies (the “Absorption-type Merger”) will be implemented. The effective date of the Absorption-type Merger is scheduled to be during the period between January and February, 2021.

In the Absorption-type Merger, common shares of the surviving company after the Absorption-type Merger (the “Integrated Company”) will be allotted to Honda as the consideration for the merger, in a merger ratio where the number of voting rights of the Integrated Company held by Honda will account for 33.4% of the number of voting rights held by all shareholders of the Integrated Company. Consequently, the Integrated Company will be our affiliate accounted for using the equity method.

Furthermore, the ratio of the total share value of the Target Companies as of the effective time of the Absorption-type Merger to Hitachi Automotive Systems, Ltd.’s share value does not necessarily correspond to the above merger ratio. Given the above, in order to have the ratio of the total share value of the Target Companies to Hitachi Automotive Systems, Ltd.’s share value correspond to the above merger ratio, the share values of the Target Companies will be adjusted through acquisitions of treasury shares by the Target Companies.

(14) Approval of Release of Condensed Consolidated Interim Financial Statements

The release of the condensed consolidated interim financial statements was approved by Takahiro Hachigo, President and Representative Director, Chief Executive Officer and Kohei Takeuchi, Senior Managing Director and Chief Financial Officer on November 9, 2020.